

October 12, 2010

Mr. Francis J. Fitzpatrick
Chief Financial Officer
Balchem Corporation
52 Sunrise Park Road
New Hampton, New York 10958

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended June 30, 2010**
> **File No. 1-13648**

Dear Mr. Fitzpatrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Critical Accounting Policies

Long-Lived Assets, page 21

2. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
    - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    - How you weight each of the methods used to value goodwill, including the basis for that weighting;
    - How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
    - To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
        - Identify the reporting unit;
        - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
        - The amount of goodwill;
        - A description of the assumptions that drive the estimated fair value;
        - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
        - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

    If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Financial Statements

Notes to the Financial Statements

Note 1. Business Description and Summary of Signfiicant Accounting Policies, page 35

Revenue Recognition, page 35

3. Please help us better understand how you recognize revenue by addressing the
    following:
    • Please disclose your revenue recognition policy separately for each of your
      revenue streams;
    • Please clarify whether there are multiple deliverables associated with your sales
      arrangements. For example, the sale of gas, such as ethylene oxide, may require
      the customer to rent the container which holds the gas. If so, please clarify in
      your disclosures your accounting for multiple deliverable arrangements. You
      should also identify each unit of accounting, how you determined it was
      appropriate to account for each unit of accounting separately, how you allocate
      amounts to each unit, and how you account for each unit. Refer to ASC 605-25,
      including the disclosure requirements of ASC 605-25-50;
    • Please clarify whether any special privileges or rights are given in your
      arrangements with distributors, including whether products are shipped to them
      on a consignment basis; and
    • You state that you follow the provisions of ASC Topic 605 which sets forth
      guidelines on the timing of revenue recognition based upon factors such as
      passage of title, installation, payments and customer acceptance. Please tell us
      whether there is installation involved with any of your products or whether there
      are customer acceptance terms in any of your arrangements. Refer to SAB Topic
      13:A.3(b).

Note 2. Stockholders' Equity

Stock-Based Compensation, page 41

4. Please disclose whether any of your share-based payment awards have dividend
    rights. If they do have dividend rights, please also address the following:
    • Please disclose the terms of these rights, including whether they are nonforfeitable
      and participate on a one-for-one basis with holders of common stock; and
    • Please tell us what consideration you gave to ASC 260-10-45-61A as far as
      whether you should use the two-class method for determining earnings per share.

Note 6. Intangible Assets with Finite Lives, page 47

5. Given that your customer list intangible assets appear to be related to multiple acquisitions, please help us understand why all customer lists appear to be amortized on a straight-line basis over a ten year period. Please provide us with a breakdown of your customer lists by acquisition, which should include the gross and net carrying amount as of December 31, 2009 and June 30, 2010. For each significant customer list, please tell us how you determined the appropriate amortization period. Please also tell us how you determined it was appropriate to amortize the customer list on a straight-line basis and how this reflects the pattern in which you realize the economic benefits of the customer list. Given that it would appear you have customer attrition every year, please address why you would not expect to attain greater benefit from an acquired customer base in earlier versus later periods after acquisition. Please also address your consideration of whether sales in later periods may be more attributed to your ongoing sales efforts. Refer to ASC 350-30-35-1 through 3 and ASC 350-30-35-6.

Note 11. Commitments and Contingencies, page 52

6. Please tell us what consideration you gave to providing disclosures regarding the intellectual property patent suit filed against you by SODA Feed Ingredients, LLC in April 2009. Refer to ASC 450-20-50.

<center>Form 10-Q for period ended June 30, 2010</center>

General

7. Please address the above comments in your interim filings as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief